

BADAN KOORDINASI PENANAMAN MODAL

Nomor : 826 /B.1/A.8/2008
N K P : 2411/5122-15-19554
NPWP : 01.869.835.7-059.000
Perihal : Perubahan nama salah satu peserta asing

Jakarta, 22 APR 2008

Yth. Direksi PT. PLANT BIOFUEL INDONESIA

Galeri Niaga Mediterania Blok K8N,
Jl. Pantai Indah Utara 2, Pantai Indah Kapuk,

Jakarta Utara 14460

Sehubungan dengan permohonan Saudara No. PBI/EKS/08/III/006 tanggal 27 Maret 2008 yang kami terima tanggal 16 April 2008 perihal sebagaimana tersebut pada pokok surat dan memperhatikan Surat Persetujuan Penanaman Modal Asing No. 853/I/PMA/2006 tanggal 4 Agustus 2006 jo. perubahannya terakhir No. 1143/III/PMA/2006 tanggal 23 Agustus 2006, serta mengingat Keputusan Kepala BKPM No. 57/SK/2004 jo. No. 70/SK/2004 jo. No. 1/P/2008, dengan ini diberitahukan bahwa kami telah mencatat perubahan nama salah satu peserta asing pada perusahaan Saudara sebagai berikut :

NAMA PESERTA ASING :

Semula : Century Tiara (M) Sdn. Bhd. (Malaysia)

Menjadi : Century Corp Sdn. Bhd. (Malaysia)

Demikian agar Saudara maklum.



Direktur Pelayanan Aplikasi

BADAN KOORDINASI PENANAMAN MODAL REPUBLIK INDONESIA

Lestari Indah

Tembusan :
1. Menteri Keuangan;
2. Gubernur Bank Indonesia;
3. Duta Besar Kerajaan Malaysia di Indonesia;
4. Duta Besar Republik Indonesia di Malaysia;
5. Direktur Jenderal Industri Agro dan Kimia;
6. Direktur Jenderal Perdagangan Dalam Negeri;
7. Direktur Jenderal Perdagangan Luar Negeri;
8. Direktur Jenderal Administrasi Hukum Umum;
9. Direktur Jenderal Pajak;
10. Direktur Jenderal Bea dan Cukai;
11. Kepala BPMPD Provinsi Jambi;
12. Bupati Tanjung Jabung Barat.



BADAN KOORDINASI PENANAMAN MODAL

Jakarta, 0 4 AUG 2006

Yth.
- **Century Tiara (M) Sdn. Bhd. (Malaysia)**
- **Sdri. Linda Wirawan**
d/a Galeri Niaga Mediterania Blok K8N,
Jl. Pantai Indah Utara 2, Pantai Indah Kapuk,
Jakarta 14460

SURAT PERSETUJUAN PENANAMAN MODAL ASING

Nomor : 853 /I/PMA/2006
Nomor Kode Proyek : 2411/5122-15-19554

Sehubungan dengan permohonan yang Saudara sampaikan tanggal 01 Agustus 2006, dengan ini diberitahukan bahwa berdasarkan :

1. Undang-undang Nomor 1 Tahun 1967 tentang Penanaman Modal Asing jo. Nomor 11 Tahun 1970;

2. Bedrijfsreglementeerings Ordonnantie (BRO) Tahun 1934 sebagaimana telah beberapa kali diubah dan ditambah dengan Staatsblads Nomor 86 Tahun 1938;

3. Undang-undang Nomor 5 Tahun 1984 tentang Perindustrian;

4. Undang-undang Nomor 8 Tahun 1983 tentang Pajak Pertambahan Nilai Barang dan Jasa dan Pajak Penjualan Atas Barang Mewah sebagaimana telah beberapa kali diubah terakhir dengan Undang-undang Nomor 18 Tahun 2000;

5. Undang-undang Nomor 10 Tahun 1995 tentang Kepabeanan;

6. Keputusan Presiden Nomor 33 Tahun 1981 tentang Badan Koordinasi Penanaman Modal (BKPM) sebagaimana telah beberapa kali diubah, terakhir dengan Keputusan Presiden Nomor 28 Tahun 2004;

7. Keputusan Presiden Nomor 29 Tahun 2004 tentang Penyelenggaraan Penanaman Modal Dalam Rangka Penanaman Modal Asing dan Penanaman Modal Dalam Negeri Melalui Sistem Pelayanan Satu Atap;

8. Keputusan Menteri Perdagangan Nomor 301A/Kp/X/1977 tentang Pelimpahan Wewenang Pemberian Izin Usaha Penanaman Modal Dalam Bidang Perdagangan dan Izin-Izin Dagang Terbatas Dalam Rangka Penanaman Modal Kepada Ketua Badan Koordinasi Penanaman Modal;

9. Keputusan Menteri Perindustrian Nomor 427/M/SK/X/1977 tentang Pelimpahan Wewenang Pemberian Izin Usaha Di Bidang Industri Dalam Rangka Penanaman Modal Kepada Ketua Badan Koordinasi Penanaman Modal,

Pemerintah Republik Indonesia memberikan persetujuan penanaman modal yang berlaku pula sebagai Persetujuan Prinsip Fasilitas Fiskal dan Izin Sementara sampai dengan perusahaan memperoleh Izin Usaha dengan rincian sebagai berikut:

I. Keterangan Pemohon :

1. Peserta Asing :

- Nama : Century Tiara (M) Sdn. Bhd. (Malaysia)
- Alamat : No. 32, Jalan SS 6/8, Kelana Jaya,
47301 Petaling Jaya, Selangor Darul Ehsan,
Malaysia

2. Peserta Indonesia :
   - Nama : Sdri. Linda Wirawan
   - Alamat : Taman Alfa Indah Blok D-4/12-A, RT. 003/005,
     Joglo, Kembangan, Jakarta Barat
   - Nomor Pokok Wajib Pajak : 07.664.500.1-035.000

II. Ketentuan Proyek :

1. Nama Perusahaan Yang Akan Dibentuk : PT. PLANT BIOFUEL INDONESIA

2. Bidang Usaha : Industri kimia dasar organik yang bersumber dari hasil pertanian dan perdagangan besar (ekspor)

3. Lokasi Proyek : Kabupaten Tanjung Jabung Barat, Provinsi Jambi

III. Rencana Produksi dan Pemasaran per - tahun :

1. Produksi :

Jenis Barang/Jasa	KBLI	Satuan	Kapasitas	Keterangan
Industri				
- Biodiesel	24115	Ton	200.000 (dua ratus ribu)	*)
- Gliserin	24115	Ton	20.000 (dua puluh ribu)	
Perdagangan				
- Ekspor barang dagangan a.l. CPO dan hasil olahannya serta barang lainnya yang tidak dilarang	53220	US$.	110.000.000,00 (seratus sepuluh juta)	

*) Dalam hal penggunaan bahan baku asal impor harus mengikuti ketentuan yang berlaku.

2. Pemasaran :

Industri
- Biodiesel 100,00 % ekspor, 0,00 % dalam negeri
- Gliserin 100,00 % ekspor, 0,00 % dalam negeri

3. Perkiraan Nilai Ekspor : US$. 115.000.000,00

V. Rencana Penggunaan Tenaga Kerja :

1. Pimpinan Perusahaan : Asing : 8 orang   Indonesia : 1 orang.

2. Tenaga Kerja Indonesia :

Industri	:	52 orang
Perdagangan	:	10 orang
Jumlah	:	62 orang

3. Perusahaan wajib menyampaikan Rencana Penggunaan Tenaga Kerja Warga Negara Asing (RPTK) kepada BKPM untuk mendapat pengesahan apabila menggunakan tenaga kerja asing. RPTK tersebut menjadi dasar pemberian Izin Mempekerjakan Tenaga Asing (IMTA).

V. Rencana Penggunaan Tanah :

1. Seluas 50.000 M² (lima puluh ribu meter persegi) dengan ketentuan luas tanah yang sebenarnya sesuai dengan hasil pengukuran instansi pertanahan setempat.
2. Harus sesuai dengan Rencana Tata Ruang Wilayah (RTRW) daerah setempat.

VI. Rencana Waktu Penyelesaian Proyek :

36 (tiga puluh enam) bulan terhitung sejak surat persetujuan ini. Apabila dalam jangka waktu tersebut perusahaan tidak merealisasikan proyeknya dalam bentuk kegiatan nyata, maka Surat Persetujuan ini menjadi batal.

VII. Rencana Investasi dan Permodalan :

1. Investasi :
   - Industri : US$. 46.000.000,00
   - Perdagangan : US$. 2.000.000,00
   - Jumlah : US$. 48.000.000,00

2. Sumber Pembiayaan :
   - a. Modal sendiri : US$. 13.000.000,00
   - b. Modal pinjaman : US$. 35.000.000,00
   - c. Jumlah : US$. 48.000.000,00

3. Modal Perseroan :
   - a. Modal dasar : US$. 13.000.000,00
   - b. Modal ditempatkan : US$. 13.000.000,00
   - c. Modal disetor : US$. 13.000.000,00

4. Penyertaan Dalam Modal Perseroan :
   - a. Asing : (99,00 %)
     - Century Tiara (M) Sdn. Bhd. (Malaysia) : US$. 12.870.000,00
   - b. Indonesia : (1,00 %)
     - Sdri. Linda Wirawan : US$. 130.000,00
   - c. Jumlah Modal Saham : US$. 13.000.000,00

   d. Perubahan atas kepemilikan saham sebagaimana tercantum dalam surat persetujuan ini harus mendapat persetujuan terlebih dahulu dari BKPM.

5. Kurs valuta asing untuk penyebutan modal saham dalam Rupiah bagi perusahaan ini yang akan didirikan dalam rangka penanaman modal asing adalah kurs yang berlaku pada tanggal surat persetujuan ini, dengan nilai US$. 1,00 = Rp. 9.130,−

VIII. Fasilitas Penanaman Modal :

(Khusus untuk industri)

1. Keringanan Bea Masuk atas pengimporan mesin, barang dan bahan sesuai dengan Surat Keputusan Menteri Keuangan Nomor 135/KMK.05/2000 jis. Nomor 28/KMK.05/2001, Nomor 456/KMK.04/2002 dan Peraturan Menteri Keuangan Nomor 47/PMK.04/2005.

2. Pembebasan dari pengenaan Pajak Pertambahan Nilai (PPN) atas pengimporan barang modal berupa mesin dan peralatan, baik dalam keadaan terpasang maupun terlepas, sesuai Peraturan Pemerintah Nomor 12 Tahun 2001 jis. Nomor 43 Tahun 2002, Nomor 46 Tahun 2003 dan Keputusan Menteri Keuangan Nomor 155/KMK.03/2001 jis. Nomor 363/KMK.03/2002, Nomor 371/KMK.03/2003.

3. Penetapan mengenai pemberian fasilitas akan dikeluarkan kemudian setelah perusahaan menyampaikan daftar induk mesin, barang dan bahan yang akan diimpor kepada Direktorat Pelayanan Fasilitas Penanaman Modal, BKPM, dengan alamat Jl. Jend. Gatot Subroto Nomor 44, Jakarta 12190. Pemasukan barang bersangkutan baru dapat dilakukan setelah daftar induk tersebut memperoleh persetujuan BKPM.

4. Impor mesin, peralatan mesin dan barang modal dalam keadaan bukan baru harus disertai dengan "Certificate of Inspection" dari Surveyor yang diakui oleh Pemerintah sesuai dengan Keputusan Menteri Perindustrian dan Perdagangan Nomor 756/MPP/Kep/12/2003 sebagaimana telah diubah terakhir dengan Peraturan Menteri Perdagangan Nomor 39/M-DAG/PER/12/2005.

IX. Lain-lain :

1. Perusahaan supaya segera menghubungi Badan Penanaman Modal dan Promosi Daerah (BPMPD) Provinsi Jambi untuk mendapatkan bimbingan dalam penyelesaian perizinan daerah.

2. Perusahaan diberikan izin penanaman modal selama 30 (tiga puluh) tahun terhitung sejak perusahaan berproduksi/beroperasi komersial sesuai dengan Peraturan Pemerintah Nomor 9 Tahun 1993 dan Nomor 20 Tahun 1994 jo. Nomor 83 Tahun 2001 yang akan ditetapkan dalam Izin Usaha. Untuk itu perusahaan wajib mengajukan permohonan Izin Usaha kepada BKPM pada saat siap berproduksi/beroperasi komersial.

3. Perusahaan wajib :

   a. Menyampaikan laporan berkala kegiatan proyek penanaman modal (LKPM-L1) setiap 6 (enam) bulan sekali (setiap semester) sejak persetujuan ini dan disampaikan selambat-lambatnya pada tanggal 31 Juli untuk laporan semester I dan tanggal 31 Januari tahun berikutnya untuk laporan semester II kepada:

      1) Bupati Tanjung Jabung Barat;

      2) BPMPD Provinsi Jambi;

      3) BKPM.

   b. Menyusun Upaya Pengelolaan Lingkungan (UKL) dan Upaya Pemantauan Lingkungan (UPL) sebelum perusahaan melaksanakan konstruksi dan menyampaikannya kepada instansi teknis terkait di Pusat dan Daerah.

   c. Melaksanakan ketentuan Pemerintah tentang ekspor sebagaimana tertuang dalam Surat Keputusan Menteri Perindustrian dan Perdagangan Nomor 558/MPP/Kep/12/1998 tanggal 4 Desember 1998 beserta perubahannya.

   d. Melaksanakan ketentuan Pemerintah tentang ketenagakerjaan.

4. Dalam hal terjadi perselisihan antara perusahaan dengan Pemerintah Republik Indonesia yang tidak dapat diselesaikan secara musyawarah, Pemerintah Indonesia bersedia mengikuti penyelesaian menurut ketentuan konvensi tentang penyelesaian perselisihan antara Negara dan Warga Negara Asing mengenai penanaman modal sesuai dengan Undang-undang Nomor 5 Tahun 1968.

Otomasi   03/08/2006

5. Perusahaan yang menginginkan perubahan atas ketentuan-ketentuan sebagaimana tersebut dalam persetujuan ini, dapat memberitahukan kepada BKPM.

a.n. KEPALA BADAN KOORDINASI PENANAMAN MODAL
Sekretaris Utama,



BADAN KOORDINASI PENANAMAN MODAL
REPUBLIK INDONESIA

Yus'an

Tembusan:

1. Presiden Republik Indonesia;
2. Menteri Dalam Negeri;
3. Menteri Keuangan;
4. Menteri Perindustrian;
5. Menteri Perdagangan;
6. Kepala Badan Pertanahan Nasional;
7. Gubernur Bank Indonesia;
8. Duta Besar Kerajaan Malaysia di Indonesia;
9. Duta Besar Republik Indonesia di Malaysia;
10. Direktur Jenderal Industri Agro dan Kimia;
11. Direktur Jenderal Perdagangan Dalam Negeri;
12. Direktur Jenderal Perdagangan Luar Negeri;
13. Direktur Jenderal Administrasi Hukum Umum;
14. Direktur Jenderal Pajak;
15. Direktur Jenderal Bea dan Cukai;
16. Gubernur Jambi;
17. Kepala BPMPD Provinsi Jambi;
18. Bupati Tanjung Jabung Barat.